

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2020

Glenn Renzulli
Chief Financial Officer
Paya Holdings Inc.
303 Perimeter Center North Suite 600
Atlanta, Georgia 30346

> **Re: Paya Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed November 6, 2020**
> **File No. 333-249949**

Dear Mr. Renzulli:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Robert E. Goedert, P.C.